Mail Stop 3561

July 24, 2007

Paul L. Reynolds, Esq.
Executive Vice President, Secretary and General Counsel
Fifth Third Bancorp
38 Fountain Square Plaza
MD 10AT76
Cincinnati, Ohio 45263

> **Re:** **Fifth Third Holdings Funding, LLC**
> **Registration Statement on Form S-3**
> **Filed July 3, 2007**
> **File No. 333-144316**

Dear Mr. Reynolds:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrases noted above.

5. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Prospectus Supplement

Where to Find Information in this Prospectus Supplement and the Accompanying Prospectus, page S-1

6. We note your disclosure that if the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Please note that the disclosure in a prospectus

supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Summary of Terms
General

7. We note your disclosure on page 25 of the base prospectus that you contemplate using a revolving period. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) as applicable.

Reserve Account, page S-12

8. Please tell us if or how noteholders will be advised if there is a change in the formula for determining the specified Reserve Account balance.

Transaction Parties
General

9. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

The Servicer, page S-23

10. We note that Fifth Third Bank is the servicer on the contracts. Please provide the size, composition, and growth of the servicer's portfolio of serviced assets of the type included in the current transaction, and provide other identifying information and experience unless provided elsewhere in the prospectus. Refer to Item 1108(b) of Regulation AB.

11. We note that Fifth Third Bank will be the custodian of the files relating to the motor vehicle loans transferred to the issuing entity. Please describe the material arrangements regarding the safekeeping and preservation of these files by the servicer. Refer to Item 1108(c)(7) of Regulation AB.

Forward-Looking Statements, page S-64

12. Since the Private Securities Litigation Reform Act does not apply to initial public offerings, either delete the first sentence of this section or revise.

Static Pool Information Regarding Certain Previous Receivables Pools, page A-2

13. We do not understand footnote 2 since the assets of the pool are described elsewhere as loans, not leases. Please revise or advise.

Base Prospectus

The Issuing Entities, page 12

14. In the fourth full paragraph of this section, please revise to delete your reference to other form of credit enhancement or liquidity. We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

The Sponsor, page 14

15. Please include to the extent material information regarding the size, composition, and growth of the sponsor's portfolio of auto loans as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the auto loans. Refer to Item 1104(c) of Regulation AB.

The Originators, page 15

16. We note your disclosure that the auto loans owned by the issuing entities will be originated by the Ohio Bank, Fifth Third Bank and any other originator identified in the prospectus supplement. Please confirm that you will disclose each entity's origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

The Certificates, page 23

17. We note that in the last paragraph of this section on page 24 that the issuing entity may issue securities from to time and use the proceeds of the issuance to make principal payments with respect to other classes of securities of that series. Either delete this section or revise the prospectus throughout to indicate that the issuing entity is a master trust.

Credit and Cash Flow Enhancement, page 31

18. Please revise the second bullet point on page 31 describing overcollateralization to delete your reference to unless otherwise described in the applicable prospectus

supplement. We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Undertakings, page II-3

19. Please revise undertakings (a) and (e) to include omitted language.

Part II, page II-7

20. Please revise the signature page for the depositor. The registration statement should be signed by the depositor's principal executive officer, principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor's board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Angela M. Ulum, Esq.
        Mayer, Brown, Rowe & Maw LLP
        Fax: 312.706.9271